April 4, 2025

Kenneth Mushinski
Chief Executive Officer
Rare Element Resources Ltd.
P.O. Box 271049
Littleton, Colorado 80127

       Re: Rare Element Resources Ltd.
           Registration Statement on Form S-3
           Filed March 28, 2025
           File No. 333-286231
Dear Kenneth Mushinski:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claudia Rios at 202-551-8770 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Edward Shaoul, Esq.